Exhibit 99.2

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics

FOR IMMEDIATE RELEASE

Nathan Littauer Hospital Acquires Mazor Robotics’ Renaissance System

CAESAREA, Israel – June 27, 2013 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQCM: MZOR), a developer of innovative surgical robots and complementary products, today announced that Nathan Littauer Hospital, located in Gloversville, NY, has purchased its first Renaissance system. Nathan Littauer provides the finest in state-of-the-art technology and a caring, dedicated staff of health care professionals to the residents of Fulton County (NY) and the surrounding communities. Nathan Littauer, as an independent community hospital has a history of being an early adopter of new, therapeutic technologies.

“Littauer’s experience in minimally invasive surgery under Dr. Jian Shen just made history by acquiring this new technology for our grateful community.” stated Laurence E. Kelly Nathan Littauer Hospital’s President and CEO. “Dr. Shen has performed many ground-breaking surgeries at Nathan Littauer.  This system is a tool in our minimally-invasive arsenal created for patients who suffer from debilitating spine pain. However, it is our team, with Dr. Shen at the helm that makes Littauer unique.”

“This is another key endorsement of our Renaissance system and further reflects the continued momentum we are experiencing in the northeastern U.S. market,” commented Ori Hadomi, Chief Executive Officer.  “Within just the past few days we have installed our first two systems in New York, so we will be entering the second half of 2013 with momentum and a wider installed footprint in the northeastern U.S.  This is an encouraging development, and it clearly demonstrates, both from a clinical and an economic proposition, that surgeons and hospital administrators are seeing the advantages of using our Renaissance systems.”

Dr. Jian Shen, who will be performing the surgeries, agreed stating, “I am pleased to bring this minimally invasive surgical approach to Nathan Littauer Hospital and the Upstate New York region.  “Ultimately it is the patient who will benefit. Time and time again, that is where my focus lies – to create outstanding outcomes for my patients.”

Renaissance, Mazor Robotics’ next generation surgical guidance system for spine procedures, is transforming spine surgery from freehand operations to highly-accurate, state-of-the-art guided procedures that raise the standard of care with better clinical results.  Renaissance system has been used to perform thousands of procedures worldwide (with over 35,000 implants placed in those procedures) in a wide variety of spinal procedures, many of which would not have been attempted without this technology.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQCM: MZOR) is dedicated to the development and marketing of innovative surgical robots and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance™, is a state-of-the-art surgical robotic system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 35,000 implants in the United States and Europe.  Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology.  For more information, please visit www.mazorrobotics.com.

About Nathan Littauer

Nathan Littauer Hospital and Nursing Home is a full-service, 74 bed acute care hospital with an 84 bed skilled nursing home. For 118 years, Nathan Littauer has provided safe, high-quality health and wellness services with a focus on securing appropriate new technologies for people residing in Upstate New York. Over the years, the hospital has expanded its services in order to offer health care that is comprehensive, accessible, and relevant to the needs of the communities they serve.

U.S. Contacts: EVC Group

Michael Polyviou / Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
212/850-6020; 646/201-5447

Chris Gale – Media
cgale@evcgroup.com
646/201-5431